SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 1 March, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F    |X|     Form 40-F
     ---------------          ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

       Yes   No   |X|
      ---------------  ----------------

Exhibit 1.1	Transaction in Own Shares dated 06 February 2018
Exhibit 1.2	Transaction in Own Shares dated 07 February 2018
Exhibit 1.3	Transaction in Own Shares dated 08 February 2018
Exhibit 1.4	Transaction in Own Shares dated 09 February 2018
Exhibit 1.5	Transaction in Own Shares dated 12 February 2018
Exhibit 1.6	Director/PDMR Shareholding dated 13 February 2018
Exhibit 1.7	Transaction in Own Shares dated 14 February 2018
Exhibit 1.8	Transaction in Own Shares dated 15 February 2018
Exhibit 1.9	Transaction in Own Shares dated 16 February 2018
Exhibit 1.10	Director/PDMR Shareholding dated 19 February 2018
Exhibit 1.11	Transaction in Own Shares dated 19 February 2018
Exhibit 1.12	Director/PDMR Shareholding dated 20 February 2018
Exhibit 1.13	Transaction in Own Shares dated 20 February 2018
Exhibit 1.14	Director/PDMR Shareholding dated 22 February 2018
Exhibit 1.15	Transaction in Own Shares dated 22 February 2018
Exhibit 1.16	Transaction in Own Shares dated 26 February 2018
Exhibit 1.17	Transaction in Own Shares dated 27 February 2018
Exhibit 1.18	Transaction in Own Shares dated 28 February 2018
Exhibit 1.19	Total Voting Rights dated 01 March 2018

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each (" Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	06 February 2018
Number of Shares purchased:	500,000
Highest price paid per Share (pence):	485.8000
Lowest price paid per Share (pence):	475.2500
Volume weighted average price paid per Share (pence):	479.8135

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	479.8135	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1068E_-2018-2-6.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	07 February 2018
Number of Shares purchased:	500,000
Highest price paid per Share (pence):	490.4000
Lowest price paid per Share (pence):	477.3500
Volume weighted average price paid per Share (pence):	483.5985

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	483.5985	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2403E_-2018-2-7.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	08 February 2018
Number of Shares purchased:	1,000,000
Highest price paid per Share (pence):	483.1000
Lowest price paid per Share (pence):	477.0500
Volume weighted average price paid per Share (pence):	481.0623

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	481.0623	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3780E_-2018-2-8.pdf

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	09 February 2018
Number of Shares purchased:	1,000,000
Highest price paid per Share (pence):	479.1500
Lowest price paid per Share (pence):	467.0000
Volume weighted average price paid per Share (pence):	474.1691

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	474.1691	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5047E_-2018-2-9.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	12 February 2018
Number of Shares purchased:	600,000
Highest price paid per Share (pence):	481.8500
Lowest price paid per Share (pence):	474.6000
Volume weighted average price paid per Share (pence):	479.0036

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	479.0036	600,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6450E_-2018-2-12.pdf

Exhibit 1.6

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.7005	65
d)	Aggregated information - Volume - Price - Total	65 £4.7005 £305.53
e)	Date of the transaction	12 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.7005	68
d)	Aggregated information - Volume - Price - Total	68 £4.7005 £319.63
e)	Date of the transaction	12 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Paula Rosput Reynolds
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25 each) US0556221044
b)	Nature of the transaction	ADSs acquired through market purchase
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.78	2,500
d)	Aggregated information - Volume - Price - Total	2,500 $38.78 $96,950
e)	Date of the transaction	9 February 2018
f)	Place of the transaction	New York Stock Exchange

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	14 February 2018
Number of Shares purchased:	400,000
Highest price paid per Share (pence):	478.2500
Lowest price paid per Share (pence):	472.4000
Volume weighted average price paid per Share (pence):	475.4212

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	475.4212	400,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9258E_-2018-2-14.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	15 February 2018
Number of Shares purchased:	550,000
Highest price paid per Share (pence):	477.9500
Lowest price paid per Share (pence):	467.1500
Volume weighted average price paid per Share (pence):	473.7103

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	473.7103	550,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0585F_-2018-2-15.pdf

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	16 February 2018
Number of Shares purchased:	600,000
Highest price paid per Share (pence):	474.6000
Lowest price paid per Share (pence):	470.6000
Volume weighted average price paid per Share (pence):	472.5681

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	472.5681	600,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1988F_-2018-2-16.pdf

Exhibit 1.10

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Melody Meyer
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25 each) US0556221044
b)	Nature of the transaction	ADSs acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$34.9966	58
d)	Aggregated information - Volume - Price - Total	58 $34.9966 $2,029.80
e)	Date of the transaction	22 September 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	19 February 2018
Number of Shares purchased:	2,000,000
Highest price paid per Share (pence):	478.2500
Lowest price paid per Share (pence):	473.1500
Volume weighted average price paid per Share (pence):	476.4170

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
BATS Europe
Cboe Chi-X Europe
London Stock Exchange	476.4170	2,000,000
Turquoise

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3234F_-2018-2-19.pdf

Exhibit 1.12

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or person closely associated
The Company announces that on 20 February 2018, the vesting of shares previously awarded were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan"), under the deferred element.

The Deferred Vesting 2014 award:

	Vested amount	Shares sold for tax and expenses	Released amount
Dr B Gilvary ordinary shares	219,004	103,138	115,866

This is the vesting and release of the deferred shares awarded in 2015 in respect of the 2014 bonus and includes dividends accrued on the award. These share awards were subject to a review of safety and environmental performance over the three year period from 2015 to 2017.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the vesting of shares under the BP Executive Directors' Incentive Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	115,866
d)	Aggregated information - Volume - Price - Total	115,866 Nil consideration. Market value £4.7405 Market value £549,262.77
e)	Date of the transaction	20 February 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	20 February 2018
Number of Shares purchased:	2,000,000
Highest price paid per Share (pence):	478.1500
Lowest price paid per Share (pence):	473.7000
Volume weighted average price paid per Share (pence):	476.1368

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	476.1368	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4480F_-2018-2-20.pdf

Exhibit 1.14

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the BP Share Value Plan, following adjustments for tax and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.75925	223,906
d)	Aggregated information - Volume - Price - Total	223,906 £4.75925 £1,065,624.63
e)	Date of the transaction	20 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the BP Share Value Plan, following adjustments for tax and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.75925	310,930
d)	Aggregated information - Volume - Price - Total	310,930 £4.75925 £1,479,793.60
e)	Date of the transaction	20 February 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	22 February 2018
Number of Shares purchased:	500,000
Highest price paid per Share (pence):	474.2500
Lowest price paid per Share (pence):	466.9000
Volume weighted average price paid per Share (pence):	469.7729

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	469.7729	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7158F_-2018-2-22.pdf

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	26 February 2018
Number of Shares purchased:	600,000
Highest price paid per Share (pence):	482.8000
Lowest price paid per Share (pence):	478.1000
Volume weighted average price paid per Share (pence):	480.3189

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	480.3189	600,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9736F_-2018-2-26.pdf

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	27 February 2018
Number of Shares purchased:	1,990,741
Highest price paid per Share (pence):	482.6000
Lowest price paid per Share (pence):	476.9000
Volume weighted average price paid per Share (pence):	479.1478

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	479.1478	1,990,741

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1536G_-2018-2-27.pdf

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	28 February 2018
Number of Shares purchased:	309,259
Highest price paid per Share (pence):	482.0000
Lowest price paid per Share (pence):	475.4000
Volume weighted average price paid per Share (pence):	479.1322

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 4964962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	479.1322	309,259

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3110G_-2018-2-28.pdf

Exhibit 1.19

BP p.l.c.
Total voting rights and share capital

As at 28 February 2018, the issued share capital of BP p.l.c. comprised 19,921,777,267 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,398,333,636. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,926,859,767. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme, but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 March 2018

/s/ D. J. JACKSON

D. J. JACKSON
Company Secretary